FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May 2005
Commission File Number 1-31318
Gold Fields Limited
(Translation of registrant's name into English)
24 St. Andrews Rd.
Parktown, 2193
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F..x... Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ..... No ..x...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

M E D I A    R E L E A S E
Gold Fields Limited
Reg. 1968/004880/06
24 St Andrews Road
Parktown, 2193

Postnet Suite 252
Private Bag X30500
Houghton, 2041
South Africa
Tel +27 11 644-2400
Dir +27 11 644-2460
Fax +27 11 484-0639
www.goldfields.co.za

Enquires

South Africa

Willie Jacobsz
Tel +27 11 644-2460
Fax +27 11 484-0639

North America

Cheryl A Martin
Tel +1 303 796-8683
Fax +1 303 796-8293

Harmony offer for Gold Fields
is not unconditional

Johannesburg 18 May 2005. Harmony Gold Mining Company
Limited (“Harmony”) issued a press release on 17 May 2005 stating inaccurately that its hostile offer for Gold Fields Limited (GFI: JSE and
NYSE) (“Gold Fields”) is unconditional in all respects following last week’s approval by the South African Competition Tribunal approval of the proposed merger.

Harmony’s bid is not unconditional and will not be, pending an appeal against the whole of the order of the Competition Tribunal to South
Africa’s highest and final competition authority, the Competition Appeal
Court (“CAC”).

After announcing on 10 May 2005 its intention to appeal the
Competition Tribunal ruling, Gold Fields has noted an appeal against the whole of the order of the Competition Tribunal to the CAC, inter alia on the basis that the Tribunal erred in failing to find that the proposed merger is likely to substantially prevent or lessen competition and that the proposed merger cannot be justified on substantial public interest grounds having regard to the factors set out in the Competition Act.

The Harmony offer document clearly states that the proposed merger is subject to approval by the South African Competition Authorities.
The offer will therefore remain conditional pending the final determination by the CAC of the permissibility of the proposed merger.

As a result of Gold Fields’ appeal:
·        Harmony’s subsequent offer has not become unconditional;
·        Harmony may not, in terms of the provisions of the Competition
         Act and the terms of the Harmony offer, implement the
         subsequent offer; and
·        The CAC’s interdict of Harmony voting any of its shares in Gold
         Fields until final determination by the competition authorities of the merger application therefore stands, and Harmony may not vote such shares as it may have acquired in the early settlement offer or otherwise until the CAC has finally determined Gold Fields’
         appeal.

2/………
Directors: C M T Thompson* (Chairman), A J Wright (Deputy Chairman), I D Cockerill
†
(Chief Executive Officer),K Ansah
#
, G J Gerwel, N J Holland
†
(Chief
Financial Officer), J M McMahon
†
, G R Parker
‡
, R L Pennant-Rea
†
, P J Ryan, T M G Sexwale, B R van Rooyen, C I von Christierson
*Canadian,
†
British,
‡
American,
#
Ghanaian.
Corporate Secretary: C Farrel

In addition, Harmony’s announcement is deficient in that it does not make a reference to the imminent High Court judgement on the question that the offer may already have lapsed on or about
18 December 2004.

Gold Fields therefore continue to urge shareholders not to tender their shares or ADR’s into the offer.
-ends-

In the United States, Gold Fields Limited ("Gold Fields") has filed a Solicitation/Recommendation Statement with the Securities and Exchange Commission (the "SEC") on Schedule 14D-9 and holders of the Gold Fields
Ordinary Shares and American Depositary Shares are advised to read it as it contains important information.
Copies of the Schedule 14D-9 and other related documents fi led by Gold Fields are available free of charge on the SEC's website at http://www.sec.gov. Any documents fi led by Harmony Gold Mining Company Limited, including any registration statement on Form F-4 (including any prospectus contained therein) and related exchange offer materials as well as its Tender Offer Statement on Schedule TO, will also be available free of charge on the SEC's website. The directors of Gold Fields accept responsibility for the information contained in this document. To the best of their knowledge and belief (having taken all reasonable care to ensure that such is the case) the information contained in this document is in accordance with the facts and does not omit anything likely to affect the import of such information. Copies of this document are not being made available, and must not be mailed, forwarded, transmitted or otherwise distributed or sent in or into Australia, Canada,
Japan, the Republic of Ireland or any other jurisdiction in which it is illegal to make this document available and persons receiving this document (including custodians, nominees and trustees) must not distribute, forward, mail, transmit or send it in or into or from Australia, Canada, Japan, the Republic of Ireland or any such other jurisdiction.

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 18 May 2005

GOLD FIELDS LIMITED
By:

Name:      Mr W J Jacobsz
Title:        Senior Vice President: Investor
       Relations and Corporate Affairs